Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of April 6, 2018, by and between Cavendish Square Holding B.V. and WPP plc (collectively, the “Parties”).

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of comScore, Inc. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
	Name:	A. van Heulen-Mulder
	Title:	Managing Director

WPP PLC

By:	/s/ Paul Richardson
	Name:	Paul Richardson
	Title:	Global Finance Director